Teva Announces Acquisition of Anda Inc.
Acquisition is a great strategic fit that will enable Teva and Anda to provide enhanced offerings to customers

Jerusalem, August 3, 2016 – Teva Pharmaceutical Industries Ltd., (NYSE and TASE: TEVA) today announced that it has entered into a definitive agreement to purchase Allergan’s Anda Inc., the 4th largest distributor of generic pharmaceuticals in the U.S. for $500 million.

“Anda is a natural fit into our business in general and our extensive supply chain network in particular,” stated Siggi Olafsson, President & CEO of Global Generic Medicines. “We believe Anda is truly a unique company which further enhances the offerings that Teva can provide. This strategic move enables us and our customers to improve capabilities and flexibility given the changes the pharmaceutical industry is currently undergoing, in order to provide access to more patients throughout the country. Additionally, both Teva and Anda’s customers will benefit from our ability as the largest producer of medicines in the world to leverage our size and scale.”

“Joining Teva opens a new world of possibilities for Anda, especially as the appropriate utilization of generic medicines remains the most effective means by which to ensure broad patient access,” stated Charles D. Phillips, President & CEO of Anda. “We look forward to the opportunity to utilize the Teva network to the advantage of our customers and patients across the country.”

Anda distributes generic, brand, specialty and over-the-counter pharmaceutical products from more than 300 manufacturers to retail independent and chain pharmacies, nursing homes, mail order pharmacies, hospitals, clinics and physician offices across the United States.

For the full year 2016, Anda is expected to generate more than $1 billion in third-party net revenue.

As part of the deal, Teva will acquire three distribution centers in Olive Branch, MS; Weston, FL; and Groveport, OH, with a total of over 650 employees.

Olafsson continued, “Anda will continue to operate as a stand-alone business and report directly to me. The addition of Anda and their ability to service over half of their 60,000 customers within 24 hours, combined with our existing offerings, will allow us to provide even better service to our customers.”

The closing of this transaction is subject to antitrust clearance and satisfaction of other conditions. The transaction is expected to close in the second half of 2016.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions used by millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,800 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2015 amounted to $19.7 billion. For more information, visit www.tevapharm.com.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:
This release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our specialty products, especially Copaxone® (which faces competition from orally-administered alternatives and a generic version); our ability to integrate the acquisition of Allergan plc’s worldwide generic pharmaceuticals business (“Actavis Generics”) and to realize the anticipated benefits of such acquisition (and the timing of realizing such benefits); the fact that following the consummation of the Actavis Generics acquisition, we are dependent to a much larger extent than previously on our generic pharmaceutical business; potential restrictions on our ability to engage in additional transactions or incur additional indebtedness as a result of the substantial amount of debt we incurred to finance the Actavis Generics acquisition; the fact that for a period of time following the consummation of the Actavis Generics acquisition, we will have significantly less cash on hand than previously, which could adversely affect our ability to grow; the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from investments in our pipeline of specialty and other products; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; adverse effects of political or economic instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; the impact of continuing consolidation of our distributors and customers; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; our potential exposure to product liability claims that are not covered by insurance; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; significant impairment charges relating to intangible assets, goodwill and property, plant and equipment; the effects of increased leverage and our resulting reliance on access to the capital markets; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2015 and in our other filings with the U.S. Securities and Exchange Commission (the “SEC”). Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statements or other information, whether as a result of new information, future events or otherwise.

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